Exhibit 99.2
Underwriting Agreement
July 13, 2006
Barclays Capital Inc.
200 Park Avenue
New York, NY 10166
USA
BNP Paribas Securities Corp.
787 7th Avenue
New York, NY 10019
Citigroup Global Markets Inc.
388 Greenwich St.
New York, NY 10013
J.P. Morgan Securities Inc.
270 Park Avenue
New York, NY 10017
As Representatives of the several Underwriters listed in Schedule 1 hereto
Ladies and Gentlemen:
          Lafarge S.A., a société anonyme organized under the laws of the Republic of France (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representative (the “Representative”), $600,000,000 principal amount of its 6.15% Notes Due 2011, $800,000,000 principal amount of its 6.50% Notes Due 2016, and $600,000,000 principal amount of its 7.125% Notes Due 2036 having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to an Indenture to be dated as of July 18, 2006 (the “Indenture”) between the Company and Law Debenture Trust Company of New York, as trustee (the “Trustee”).
     Subject to the terms and conditions and in reliance upon the representations and warranties set forth in this agreement (the “Underwriting Agreement”), the Company agrees to issue and sell the Securities to the several Underwriters named in Schedule 1 hereto, and each Underwriter, subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.511% of the principal amount of the 6.15% Notes due 2011, 99.138% of the principal amount of the 6.50% Notes due 2016 and 98.452% of the principal amount of the 7.125% Notes due 2036 thereof plus accrued interest, if any, from July 18, 2006 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.
     The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Underwriting Agreement as in the judgment of the Representative is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus. Schedule 3 hereto sets forth information that together with (i) the Basic Prospectus, as amended and supplemented to the date hereof, and (ii) the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.
          Payment for and delivery of the Securities shall be made at the offices of Davis Polk & Wardwell, 15, avenue Matignon at 10:00 A.M., New York City time, on July 18, 2006, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representative and the Company may agree upon in writing (the “Closing Date”).
          Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company.
          The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter that has been furnished to the Company in writing by any Underwriter through the Representatives expressly for use in the Registration Statement, the Preliminary Prospectus the Prospectus (or any amendment or supplement thereto) any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the cover page and in the first paragraph under the heading “Underwriting” in the Preliminary Prospectus and the Prospectus, the information contained in the third, fourth and seventh full paragraphs and “Other Relationships” under the heading “Underwriting” in the Preliminary Prospectus and the Prospectus, and the following information in the Final Pricing Term Sheet dated July 13, 2006: (i) the Spread to Benchmark Treasury,(ii) Benchmark Treasury, and (iii) the Benchmark Treasury Yield.

          The Representatives agree to bear all costs incurred in connection with the public offering of the Securities (including all legal fees, roadshows and marketing expenses, printing costs, out of pocket expenses...), except for the Trustee’s fees, rating agencies’ fees and auditors’ fees and expenses.
          All provisions contained in the document entitled Lafarge Debt Securities Underwriting Agreement Standard Provisions are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control.
          This Underwriting Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

          If the foregoing is in accordance with your understanding, please indicate your acceptance of this Underwriting Agreement by signing in the space provided below.

Very truly yours,

LAFARGE

By Title:	/s/ Jean-Jacques Gauthier Group Executive Vice President, Finance
Accepted: July 13, 2006
For themselves and on behalf of the
several Underwriters listed
in Schedule 1 hereto.

Barclays Capital Inc.

By	/s/ Pamela Kendall Authorized Signatory

BNP Paribas Securities Corp.

By	/s/ Jim Turner Authorized Signatory

Citigroup Global Markets Inc.

By	/s/ Brian Bednarski Authorized Signatory

J.P. Morgan Securities Inc.

By	/s/ Maria Sramek Authorized Signatory

Schedule 1

Underwriter	Principal Amount
	Tranche 1	Tranche 2	Tranche 3	Total
Barclays Capital, Inc.	$120,000,000	$160,000,000	$120,000,000	$400,000,000
BNP Paribas Securities Corp.	$120,000,000	$160,000,000	$120,000,000	$400,000,000
Citigroup Global Markets Inc.	$120,000,000	$160,000,000	$120,000,000	$400,000,000
J.P. Morgan Securities Inc.	$120,000,000	$160,000,000	$120,000,000	$400,000,000
Deutsche Bank Securities Inc.	$30,000,000	$40,000,000	$30,000,000	$100,000,000
UBS Securities LLC	$30,000,000	$40,000,000	$30,000,000	$100,000,000
Dresdner Kleinwort Wasserstein Securities, LLC	$12,000,000	$16,000,000	$12,000,000	$40,000,000
Calyon Securities (USA) Inc.	$12,000,000	$16,000,000	$12,000,000	$40,000,000
Greenwich Capital Markets, Inc.	$12,000,000	$16,000,000	$12,000,000	$40,000,000
HSBC Securities (USA) Inc.	$12,000,000	$16,000,000	$12,000,000	$40,000,000
SG Americas Securities, LLC	$12,000,000	$16,000,000	$12,000,000	$40,000,000
TOTAL	$600,000,000	$800,000,000	$600,000,000	$2,000,000,000

Tranche 1 Notes	Schedule 2

Certain Terms of the Securities:

Title of Securities: 6.15% Notes due 2011

Aggregate Principal Amount of Securities: $600,000,000

Maturity Date: July 15, 2011

Interest Rate: 6.15%

Interest Payment Dates: January 15 and July 15, commencing January 15, 2007

Redemption Provisions:
Make-whole call: At any time at a discount rate of Treasury plus 20 basis points.

Tranche 2 Notes	Schedule 2

Certain Terms of the Securities:

Title of Securities: 6.50% Notes due 2016

Aggregate Principal Amount of Securities: $800,000,000

Maturity Date: July 15, 2016

Interest Rate: 6.50%

Interest Payment Dates: January 15 and July 15, commencing January 15, 2007

Redemption Provisions:
Make-whole call: At any time at a discount rate of Treasury plus 25 basis points.

Tranche 3 Notes	Schedule 2

Certain Terms of the Securities:

Title of Securities: 7.125% Notes due 2036

Aggregate Principal Amount of Securities: $600,000,000

Maturity Date: July 15, 2036

Interest Rate: 7.125%

Interest Payment Dates: January 15 and July 15, commencing January 15, 2007

Redemption Provisions:
Make-whole call: At any time at a discount rate of Treasury plus 30 basis points.

Schedule 3
The Final Pricing Term Sheet substantially in the form of Schedule 4 to the Underwriting Agreement or containing substantially the same information as contained in Schedule 4

Schedule 4
LAFARGE
Pricing Term Sheet

Issuer:	Lafarge, S.A.
Size:	$600,000,000
Maturity:	July 15, 2011
Coupon:	6.15%
Price:	99.861% of face amount
Yield to maturity:	6.183%
Spread to Benchmark Treasury:	+112 basis points
Benchmark Treasury:	5.125% due 6/30/2011
Benchmark Treasury Yield:	5.063%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Redemption Provisions:	At any time at a discount rate of Treasury plus 20 basis points
Settlement:	T+3; July 18, 2006
CUSIP:	505861 AA 2
ISIN	US505861AA20
Ratings:	Baa2 by Moody’s Investor Services, Inc. and BBB by Standard & Poor’s Rating Services
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-227-2275 ext. 2663.

LAFARGE
Pricing Term Sheet

Issuer:	Lafarge, S.A.
Size:	$800,000,000
Maturity:	July 15, 2016
Coupon:	6.50%
Price:	99.588% of face amount
Yield to maturity:	6.557%
Spread to Benchmark Treasury:	+147 basis points
Benchmark Treasury:	5.125% due 5/15/2016
Benchmark Treasury Yield:	5.087%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Redemption Provisions:	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	T+3; July 18, 2006
CUSIP:	505861 AB 0
ISIN	US505861AB03
Ratings:	Baa2 by Moody’s Investor Services, Inc. and BBB by Standard & Poor’s Rating Services
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-227-2275 ext. 2663.

LAFARGE
Pricing Term Sheet

Issuer:	Lafarge, S.A.
Size:	$600,000,000
Maturity:	July 15, 2036
Coupon:	7.125%
Price:	99.327% of face amount
Yield to maturity:	7.18%
Spread to Benchmark Treasury:	+200 basis points
Benchmark Treasury:	5.375% due 2/15/2006
Benchmark Treasury Yield:	5.18%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Redemption Provisions:	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	T+3; July 18, 2006
CUSIP:	505861 AC 8
ISIN	US505861AC85
Ratings:	Baa2 by Moody’s Investor Services, Inc. and BBB by Standard & Poor’s Rating Services
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-227-2275 ext. 2663.